Exhibit 99.1

KE Holdings Inc. Announces Second Quarter 2025 Unaudited Financial Results and Upsizing and Extension of Share Repurchase Program

BEIJING, China, August 26, 2025 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Business and Financial Highlights for the Second Quarter 2025

•	Gross transaction value (GTV)[1] was RMB878.7 billion (US$122.7 billion), an increase of 4.7% year-over-year. GTV of existing home transactions was RMB583.5 billion (US$81.5 billion), an increase of 2.2% year-over-year. GTV of new home transactions was RMB255.4 billion (US$35.6 billion), an increase of 8.5% year-over-year.

•	Net revenues were RMB26.0 billion (US$3.6 billion), an increase of 11.3% year-over-year.

•	Net income was RMB1,307 million (US$182 million), a decrease of 31.2% year-over-year. Adjusted net income[2] was RMB1,821 million (US$254 million), a decrease of 32.4% year-over-year.

•	Number of stores was 60,546 as of June 30, 2025, a 31.8% increase from one year ago. Number of active stores[3] was 58,664 as of June 30, 2025, a 32.1% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 44,423 as of June 30, 2024.

•	Number of agents was 557,974 as of June 30, 2025, a 21.6% increase from one year ago. Number of active agents[4] was 491,573 as of June 30, 2025, a 19.5% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 48.7 million in the second quarter of 2025, compared to 49.7 million in the same period of 2024.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the second quarter, our business maintained its high-quality development. At the same time, we recognized significant shifts in consumer demand, driven by the evolving trends in China’s real estate sector. As our platform achieves substantial expansion in terms of agent and store networks, we are advancing into a new phase of efficiency-driven development, with AI technology breakthroughs unlocking tremendous opportunities for productivity gains.

In the second quarter, we proactively implemented a series of initiatives to address the evolving dynamics. In our home transaction services, we leveraged scientific management and AI technology to enhance our service capabilities for both “homes” and “customers,” while exploring a new growth model that is driven by efficiency over scale. In our home renovation and furnishing services, we pioneered a community-focused approach, with productized model home showrooms adjacent to our contract signing service centers, significantly elevating both user trust and convenience. In our home rental services, we are driving the business toward maximum efficiency through initiatives such as product iterations and AI-driven operational restructuring. In the Beihaojia business segment, we continued to refine our C2M capabilities, leveraging customer insights to create distinct, new value for the industry.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 411,478 as of June 30, 2024.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

These were the key initiatives we undertook to adapt to the industry’s new growth paradigm. Looking ahead, we will embrace these changes with greater determination. While maintaining our platform’s scale advantage, we will strive to reshape service offerings through community-focused operations, unleash organizational efficiency with AI-driven productivity, and redefine our product logic with a customer-centric mindset, continuously creating greater value for the residential services industry,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “At the beginning of the year, the real estate market continued the recovery momentum from the end of last year. However, that momentum softened in the second quarter.

Our platform’s agent and store network continued to scale, with various high-quality industry brands joining our platform. The number of active non-Lianjia stores on our platform increased by 36.8% year-over-year. The number of active non-Lianjia agents on our platform increased by nearly 24% year-over-year. Meanwhile, refined platform operations and ecosystem improvements drove our existing home and new home businesses to outperform the market in the first half of the year. Both our home renovation and furnishing business and home rental services achieved high-quality growth. The home renovation and furnishing business continued to strengthen its product and delivery capabilities, driving steady improvements in operational capacity. The home rental services business enhanced operational efficiency through differentiated products and AI-driven refined operations. In the second quarter, net revenues from non-housing transaction services accounted for a record high of 41% of our total net revenues, highlighting our diversified growth drivers. The operating expense ratio declined year-on-year and quarter-on-quarter, and the operating leverage gradually emerged.

We placed great emphasis on shareholder returns. As of the end of the second quarter, we repurchased around US$394 million worth of shares this year, which accounted for around 1.7% of the Company’s total shares outstanding at the end of 2024. We also upsized and extended the existing share repurchase program to August 31, 2028, increasing the repurchase authorization from US$3 billion to US$5 billion. Moving forward, we will continue to reward the shareholders who have been staying alongside our growth and share the value created by the Company with them.”

Second Quarter 2025 Financial Results

Net Revenues

Net revenues increased by 11.3% to RMB26.0 billion (US$3.6 billion) in the second quarter of 2025 from RMB23.4 billion in the same period of 2024, primarily attributable to the increase of net revenues from new home transaction services driven by the Company’s enhanced coverage capabilities, and the sustained year-over-year growth of net revenues from home renovation and furnishing and home rental services.

•	Net revenues from existing home transaction services were RMB6.7 billion (US$0.9 billion) in the second quarter of 2025, decreased by 8.4% from RMB7.3 billion in the same period of 2024. GTV of existing home transactions increased by 2.2% to RMB583.5 billion (US$81.5 billion) in the second quarter of 2025 from RMB570.7 billion in the same period of 2024. The higher growth rate in GTV compared to net revenues in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue was RMB5.4 billion (US$0.7 billion) in the second quarter of 2025, decreased by 10.4% from RMB6.0 billion in the same period of 2024, primarily attributable to the decrease of GTV of existing home transactions served by Lianjia stores of 8.6% to RMB213.1 billion (US$29.7 billion) in the second quarter of 2025 from RMB233.2 billion in the same period of 2024; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB1.4 billion (US$0.2 billion) in the second quarter of 2025, relatively flat compared with RMB1.4 billion in the same period of 2024, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 9.7% to RMB370.4 billion (US$51.7 billion) in the second quarter of 2025 from RMB337.5 billion in the same period of 2024, partially offset by incentive-based reductions in platform service and franchise service fees for connected stores.

•	Net revenues from new home transaction services increased by 8.6% to RMB8.6 billion (US$1.2 billion) in the second quarter of 2025 from RMB7.9 billion in the same period of 2024, primarily due to the increase of GTV of new home transactions of 8.5% to RMB255.4 billion (US$35.6 billion) in the second quarter of 2025 from RMB235.3 billion in the same period of 2024. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 8.2% to RMB208.2 billion (US$29.1 billion) in the second quarter of 2025 from RMB192.5 billion in the same period of 2024, and the GTV of new home transactions served by Lianjia brand increased by 10.1% to RMB47.1 billion (US$6.6 billion) in the second quarter of 2025 from RMB42.8 billion in the same period of 2024.

•	Net revenues from home renovation and furnishing increased by 13.0% to RMB4.6 billion (US$0.6 billion) in the second quarter of 2025 from RMB4.0 billion in the same period of 2024, primarily attributable to a) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances, and b) the increase in home renovation orders referred by agents of home transaction services.

•	Net revenues from home rental services increased by 78.0% to RMB5.7 billion (US$0.8 billion) in the second quarter of 2025 from RMB3.2 billion in the same period of 2024, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB432 million (US$60.3 million) in the second quarter of 2025, compared to RMB874 million in the same period of 2024.

Cost of Revenues

Total cost of revenues increased by 20.5% to RMB20.3 billion (US$2.8 billion) in the second quarter of 2025 from RMB16.9 billion in the same period of 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 9.1% to RMB5.9 billion (US$0.8 billion) in the second quarter of 2025, from RMB5.4 billion in the same period of 2024, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 6.4% to RMB4.7 billion (US$0.7 billion) in the second quarter of 2025 from RMB4.4 billion in the same period of 2024, primarily due to the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 11.6% to RMB3.1 billion (US$0.4 billion) in the second quarter of 2025 from RMB2.8 billion in the same period of 2024, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services which mainly consists of variable cost, increased by 73.3% to RMB5.2 billion (US$0.7 billion) in the second quarter of 2025 from RMB3.0 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores increased by 11.9% to RMB762 million (US$106 million) in the second quarter of 2025 from RMB681 million in the same period of 2024, primarily attributable to the increased renovation and maintenance costs of Lianjia stores.

•	Other costs. The Company’s other costs increased to RMB0.6 billion (US$0.1 billion) in the second quarter of 2025 from RMB0.5 billion in the same period of 2024, mainly due to the increased maintenance costs of home rental.

Gross Profit

Gross profit decreased by 12.5% to RMB5.7 billion (US$0.8 billion) in the second quarter of 2025 from RMB6.5 billion in the same period of 2024. Gross margin decreased to 21.9% in the second quarter of 2025 from 27.9% in the same period of 2024, primarily due to a) a lower proportion of net revenues from existing home transaction services with a relatively higher contribution margin than other revenues streams, and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses were RMB4.6 billion (US$0.6 billion) in the second quarter of 2025, compared to RMB4.5 billion in the same period of 2024.

•	General and administrative expenses were RMB2.1 billion (US$0.3 billion) in the second quarter of 2025, relatively flat compared with RMB2.1 billion in the same period of 2024.

•	Sales and marketing expenses were RMB1.9 billion (US$0.3 billion) in the second quarter of 2025, relatively flat compared with RMB1.9 billion in the same period of 2024.

•	Research and development expenses increased by 25.6% to RMB633 million (US$88 million) in the second quarter of 2025 from RMB505 million in the same period of 2024, primarily due to the increased headcount of research and development personnel and the increased technical service expenses.

Income from operations was RMB1,059 million (US$148 million) in the second quarter of 2025, compared to RMB2,015 million in the same period of 2024. Operating margin decreased to 4.1% in the second quarter of 2025 from 8.6% in the same period of 2024, primarily due to the decreased gross profit margin, which was partially offset by the improved operating leverage.

Adjusted income from operations6 was RMB1,607 million (US$224 million) in the second quarter of 2025, compared to RMB2,813 million in the same period of 2024. Adjusted operating margin7 was 6.2% in the second quarter of 2025, compared to 12.0% in the same period of 2024. Adjusted EBITDA8 was RMB2,203 million (US$308 million) in the second quarter of 2025, compared to RMB3,372 million in the same period of 2024.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income

Net income was RMB1,307 million (US$182 million) in the second quarter of 2025, compared to RMB1,900 million in the same period of 2024.

Adjusted net income decreased by 32.4% to RMB1,821 million (US$254 million) in the second quarter of 2025, from RMB2,693 million in the same period of 2024.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,301 million (US$182 million) in the second quarter of 2025, compared to RMB1,892 million in the same period of 2024.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,815 million (US$253 million) in the second quarter of 2025, compared to RMB2,685 million in the same period of 2024.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB1.16 (US$0.16) and RMB1.11 (US$0.15) in the second quarter of 2025, respectively, compared to RMB1.67 and RMB1.61 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.62 (US$0.23) and RMB1.55 (US$0.22) in the second quarter of 2025, respectively, compared to RMB2.36 and RMB2.28 in the same period of 2024, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of June 30, 2025, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB53.1 billion (US$7.4 billion).

Upsizing and Extension of Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025 (the “Existing Share Repurchase Program”). As of the date of this press release, the Company in aggregate has purchased approximately 138.7 million ADSs (representing approximately 416.2 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$2,177.9 million under the Existing Share Repurchase Program since its launch.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

On August 26, 2025, the Company’s board of directors approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028 (the “Extended Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 27, 2025, the shareholders of the Company have approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares (the “2025 Share Repurchase Mandate”), which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will further seek for general unconditional mandate for repurchase from the shareholders of the Company at each of the next three AGMs to be held in the forthcoming years to continue its share repurchase under the Extended Share Repurchase Program.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, August 26, 2025 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, August 26, 2025) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10048559-12bwoh.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10048560-0l1rzo.html

A replay of the conference call will be accessible through September 2, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10048559
Replay PIN (Chinese simultaneous interpretation line):	10048560

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,442,965	11,115,936	1,551,725
Restricted cash	8,858,449	8,116,638	1,133,039
Short-term investments	41,317,700	33,863,827	4,727,208
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB164,579 as of December 31, 2024 and June 30, 2025, respectively	2,835,527	1,930,095	269,431
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,693,036 as of December 31, 2024 and June 30, 2025, respectively	5,497,989	4,516,205	630,438
Amounts due from and prepayments to related parties	379,218	388,962	54,297
Loan receivables from related parties	18,797	222,989	31,128
Prepayments, receivables and other assets	6,252,700	7,603,582	1,061,418
Total current assets	76,603,345	67,758,234	9,458,684
Non-current assets
Property, plant and equipment, net	2,400,211	2,413,707	336,941
Right-of-use assets	23,366,879	23,126,982	3,228,402
Long-term investments, net	23,790,106	23,458,114	3,274,626
Intangible assets, net	857,635	790,699	110,377
Goodwill	4,777,420	4,749,229	662,967
Long-term loan receivables from related parties	131,410	26,471	3,695
Other non-current assets	1,222,277	1,367,607	190,910
Total non-current assets	56,545,938	55,932,809	7,807,918
TOTAL ASSETS	133,149,283	123,691,043	17,266,602

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	9,492,629	7,103,777	991,649
Amounts due to related parties	391,446	419,751	58,595
Employee compensation and welfare payable	8,414,472	5,296,372	739,345
Customer deposits payable	6,078,623	5,601,762	781,976
Income taxes payable	1,028,735	496,399	69,295
Short-term borrowings	288,280	200,676	28,013
Lease liabilities current portion	13,729,701	12,956,051	1,808,595
Contract liabilities and deferred revenue	6,051,867	6,213,306	867,344
Accrued expenses and other current liabilities	7,268,505	7,429,911	1,037,176
Total current liabilities	52,744,258	45,718,005	6,381,988
Non-current liabilities
Deferred tax liabilities	317,697	317,697	44,349
Lease liabilities non-current portion	8,636,770	8,756,664	1,222,383
Long-term borrowings	-	56,625	7,905
Other non-current liabilities	2,563	2,367	330
Total non-current liabilities	8,957,030	9,133,353	1,274,967
TOTAL LIABILITIES	61,701,288	54,851,358	7,656,955

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,458,896,856 Class A ordinary shares issued and 3,313,383,515 Class A ordinary shares outstanding(1) as of June 30, 2025; and 145,413,446 and 143,263,221 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	461	462	64
Treasury shares	(949,410)	(1,351,591)	(188,675)
Additional paid-in capital	72,460,562	68,167,608	9,515,831
Statutory reserves	926,972	926,972	129,400
Accumulated other comprehensive income	609,112	538,097	75,115
(Accumulated Deficit) / Retained Earnings	(1,723,881)	432,957	60,438
Total KE Holdings Inc. shareholders' equity	71,323,816	68,714,505	9,592,173
Non-controlling interests	124,179	125,180	17,474
TOTAL SHAREHOLDERS' EQUITY	71,447,995	68,839,685	9,609,647
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,149,283	123,691,043	17,266,602

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	7,334,889	6,719,345	937,984	13,061,919	13,589,752	1,897,056
New home transaction services	7,933,805	8,619,323	1,203,211	12,850,320	16,694,318	2,330,437
Home renovation and furnishing	4,040,224	4,565,354	637,299	6,449,072	7,510,797	1,048,467
Home rental services	3,187,540	5,674,624	792,147	5,812,743	10,762,400	1,502,373
Emerging and other services	873,972	431,990	60,303	1,573,690	781,716	109,123
Total net revenues	23,370,430	26,010,636	3,630,944	39,747,744	49,338,983	6,887,456
Cost of revenues
Commission-split	(5,439,667)	(5,932,431)	(828,135)	(8,857,846)	(11,625,571)	(1,622,867)
Commission and compensation-internal	(4,444,340)	(4,729,219)	(660,174)	(8,065,289)	(9,547,496)	(1,332,779)
Cost of home renovation and furnishing	(2,776,351)	(3,098,710)	(432,563)	(4,448,069)	(5,084,666)	(709,792)
Cost of home rental services	(3,001,325)	(5,200,202)	(725,920)	(5,481,822)	(9,946,258)	(1,388,444)
Cost related to stores	(680,930)	(761,941)	(106,363)	(1,365,977)	(1,478,750)	(206,426)
Others	(510,767)	(588,343)	(82,131)	(889,605)	(1,135,560)	(158,517)
Total cost of revenues(1)	(16,853,380)	(20,310,846)	(2,835,286)	(29,108,608)	(38,818,301)	(5,418,825)
Gross profit	6,517,050	5,699,790	795,658	10,639,136	10,520,682	1,468,631
Operating expenses
Sales and marketing expenses(1)	(1,881,726)	(1,897,988)	(264,949)	(3,505,463)	(3,670,945)	(512,444)
General and administrative expenses(1)	(2,079,299)	(2,080,713)	(290,456)	(4,098,494)	(3,954,473)	(552,023)
Research and development expenses(1)	(504,509)	(633,442)	(88,425)	(971,809)	(1,217,052)	(169,894)
Impairment of goodwill, intangible assets and other long-lived assets	(36,397)	(28,191)	(3,935)	(36,397)	(28,191)	(3,935)
Total operating expenses	(4,501,931)	(4,640,334)	(647,765)	(8,612,163)	(8,870,661)	(1,238,296)
Income from operations	2,015,119	1,059,456	147,893	2,026,973	1,650,021	230,335
Interest income, net	356,578	223,940	31,261	666,253	492,508	68,751
Share of results of equity investees	351	6,971	973	(3,735)	14,316	1,998
Fair value changes in investments, net	70,523	111,740	15,598	78,288	222,226	31,022
Impairment loss for equity investments accounted for using Measurement Alternative	(1,902)	(1,214)	(169)	(8,049)	(1,214)	(169)
Foreign currency exchange loss	(55,277)	(5,314)	(742)	(73,025)	(44,947)	(6,274)
Other income, net	363,972	322,552	45,027	901,610	767,999	107,209
Income before income tax expense	2,749,364	1,718,131	239,841	3,588,315	3,100,909	432,872
Income tax expense	(848,960)	(411,487)	(57,441)	(1,255,789)	(938,942)	(131,071)
Net income	1,900,404	1,306,644	182,400	2,332,526	2,161,967	301,801

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to non-controlling interests shareholders	(8,343)	(5,573)	(778)	(8,691)	(5,129)	(716)
Net income attributable to KE Holdings Inc.	1,892,061	1,301,071	181,622	2,323,835	2,156,838	301,085
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,892,061	1,301,071	181,622	2,323,835	2,156,838	301,085

Net income	1,900,404	1,306,644	182,400	2,332,526	2,161,967	301,801
Currency translation adjustments	84,115	(53,412)	(7,456)	120,450	(77,107)	(10,764)
Unrealized gains (losses) on available-for-sale investments, net of reclassification	7,282	(25,383)	(3,543)	32,613	6,092	850
Total comprehensive income	1,991,801	1,227,849	171,401	2,485,589	2,090,952	291,887
Comprehensive income attributable to non-controlling interests shareholders	(8,343)	(5,573)	(778)	(8,691)	(5,129)	(716)
Comprehensive income attributable to KE Holdings Inc.	1,983,458	1,222,276	170,623	2,476,898	2,085,823	291,171
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	1,983,458	1,222,276	170,623	2,476,898	2,085,823	291,171

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted

—Basic	3,406,250,235	3,357,155,883	3,357,155,883	3,422,928,331	3,359,945,551	3,359,945,551
—Diluted	3,525,256,472	3,507,278,161	3,507,278,161	3,533,558,988	3,514,649,718	3,514,649,718

Weighted average number of ADS used in computing net income per ADS, basic and diluted

—Basic	1,135,416,745	1,119,051,961	1,119,051,961	1,140,976,110	1,119,981,850	1,119,981,850
—Diluted	1,175,085,491	1,169,092,720	1,169,092,720	1,177,852,996	1,171,549,906	1,171,549,906

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	0.56	0.39	0.05	0.68	0.64	0.09
—Diluted	0.54	0.37	0.05	0.66	0.61	0.09

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	1.67	1.16	0.16	2.04	1.93	0.27
—Diluted	1.61	1.11	0.15	1.97	1.84	0.26

(1) Includes share-based compensation expenses as follows:

Cost of revenues	125,401	94,457	13,186	249,834	204,015	28,479
Sales and marketing expenses	43,458	35,807	4,998	90,761	81,102	11,321
General and administrative expenses	513,776	317,474	44,318	1,090,910	648,677	90,553
Research and development expenses	48,416	41,490	5,792	92,926	82,603	11,531

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	2,015,119	1,059,456	147,893	2,026,973	1,650,021	230,335
Share-based compensation expenses	731,051	489,228	68,294	1,524,431	1,016,397	141,884
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,991	29,883	4,172	184,284	59,766	8,343
Impairment of goodwill, intangible assets and other long-lived assets	36,397	28,191	3,935	36,397	28,191	3,935
Adjusted income from operations	2,812,558	1,606,758	224,294	3,772,085	2,754,375	384,497

Net income	1,900,404	1,306,644	182,400	2,332,526	2,161,967	301,801
Share-based compensation expenses	731,051	489,228	68,294	1,524,431	1,016,397	141,884
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,991	29,883	4,172	184,284	59,766	8,343
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	87	(27,687)	(3,865)	13,278	(40,771)	(5,691)
Impairment of goodwill, intangible assets and other long-lived assets	36,397	28,191	3,935	36,397	28,191	3,935
Impairment of investments	1,902	1,214	169	8,049	1,214	169
Tax effects on non-GAAP adjustments	(6,494)	(6,494)	(907)	(13,410)	(12,988)	(1,813)
Adjusted net income	2,693,338	1,820,979	254,198	4,085,555	3,213,776	448,628

Net income	1,900,404	1,306,644	182,400	2,332,526	2,161,967	301,801
Income tax expense	848,960	411,487	57,441	1,255,789	938,942	131,071
Share-based compensation expenses	731,051	489,228	68,294	1,524,431	1,016,397	141,884
Amortization of intangible assets	36,012	35,395	4,941	194,518	70,566	9,851
Depreciation of property, plant and equipment	173,690	182,565	25,485	338,859	360,819	50,368
Interest income, net	(356,578)	(223,940)	(31,261)	(666,253)	(492,508)	(68,751)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	87	(27,687)	(3,865)	13,278	(40,771)	(5,691)
Impairment of goodwill, intangible assets and other long-lived assets	36,397	28,191	3,935	36,397	28,191	3,935
Impairment of investments	1,902	1,214	169	8,049	1,214	169
Adjusted EBITDA	3,371,925	2,203,097	307,539	5,037,594	4,044,817	564,637

Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,892,061	1,301,071	181,622	2,323,835	2,156,838	301,085
Share-based compensation expenses	731,051	489,228	68,294	1,524,431	1,016,397	141,884
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,991	29,883	4,172	184,284	59,766	8,343
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	87	(27,687)	(3,865)	13,278	(40,771)	(5,691)
Impairment of goodwill, intangible assets and other long-lived assets	36,397	28,191	3,935	36,397	28,191	3,935
Impairment of investments	1,902	1,214	169	8,049	1,214	169
Tax effects on non-GAAP adjustments	(6,494)	(6,494)	(907)	(13,410)	(12,988)	(1,813)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(14)	(14)	(2)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	2,684,988	1,815,399	253,419	4,076,850	3,208,633	447,910

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted

—Basic	1,135,416,745	1,119,051,961	1,119,051,961	1,140,976,110	1,119,981,850	1,119,981,850
—Diluted	1,175,085,491	1,169,092,720	1,169,092,720	1,177,852,996	1,171,549,906	1,171,549,906

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted

—Basic	1,135,416,745	1,119,051,961	1,119,051,961	1,140,976,110	1,119,981,850	1,119,981,850
—Diluted	1,175,085,491	1,169,092,720	1,169,092,720	1,177,852,996	1,171,549,906	1,171,549,906

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	1.67	1.16	0.16	2.04	1.93	0.27
—Diluted	1.61	1.11	0.15	1.97	1.84	0.26

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	0.69	0.46	0.07	1.53	0.93	0.13
—Diluted	0.67	0.44	0.07	1.49	0.90	0.12

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders

—Basic	2.36	1.62	0.23	3.57	2.86	0.40
—Diluted	2.28	1.55	0.22	3.46	2.74	0.38

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	4,104,624	826,213	115,335	1,996,092	(3,139,058)	(438,195)
Net cash provided by (used in) investing activities	(8,134,019)	1,664,823	232,401	(6,843,593)	7,950,492	1,109,847
Net cash used in financing activities	(3,262,930)	(6,182,037)	(862,978)	(3,515,468)	(5,920,964)	(826,533)
Effect of exchange rate change on cash, cash equivalents and restricted cash	35,666	5,190	723	32,161	40,690	5,677
Net decrease in cash and cash equivalents and restricted cash	(7,256,659)	(3,685,811)	(514,519)	(8,330,808)	(1,068,840)	(149,204)
Cash, cash equivalents and restricted cash at the beginning of the period	24,783,312	22,918,385	3,199,283	25,857,461	20,301,414	2,833,968
Cash, cash equivalents and restricted cash at the end of the period	17,526,653	19,232,574	2,684,764	17,526,653	19,232,574	2,684,764

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	7,334,889	6,719,345	937,984	13,061,919	13,589,752	1,897,056
Commission and compensation	(3,851,787)	(4,035,304)	(563,307)	(7,032,712)	(8,287,595)	(1,156,904)
Contribution	3,483,102	2,684,041	374,677	6,029,207	5,302,157	740,152
New home transaction services
Net revenues	7,933,805	8,619,323	1,203,211	12,850,320	16,694,318	2,330,437
Commission and compensation	(5,947,840)	(6,515,885)	(909,582)	(9,768,943)	(12,701,657)	(1,773,083)
Contribution	1,985,965	2,103,438	293,629	3,081,377	3,992,661	557,354
Home renovation and furnishing
Net revenues	4,040,224	4,565,354	637,299	6,449,072	7,510,797	1,048,467
Material costs, commission and compensation	(2,776,351)	(3,098,710)	(432,563)	(4,448,069)	(5,084,666)	(709,792)
Contribution	1,263,873	1,466,644	204,736	2,001,003	2,426,131	338,675
Home rental services
Net revenues	3,187,540	5,674,624	792,147	5,812,743	10,762,400	1,502,373
Property leasing costs, commission and compensation	(3,001,325)	(5,200,202)	(725,920)	(5,481,822)	(9,946,258)	(1,388,444)
Contribution	186,215	474,422	66,227	330,921	816,142	113,929
Emerging and other services
Net revenues	873,972	431,990	60,303	1,573,690	781,716	109,123
Commission and compensation	(84,380)	(110,461)	(15,420)	(121,480)	(183,815)	(25,659)
Contribution	789,592	321,529	44,883	1,452,210	597,901	83,464

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of profit

Cost related to stores	(680,930)	(761,941)	(106,363)	(1,365,977)	(1,478,750)	(206,426)

Other costs	(510,767)	(588,343)	(82,131)	(889,605)	(1,135,560)	(158,517)

Amounts not allocated to segment:

Sales and marketing expenses	(1,881,726)	(1,897,988)	(264,949)	(3,505,463)	(3,670,945)	(512,444)

General and administrative expenses	(2,079,299)	(2,080,713)	(290,456)	(4,098,494)	(3,954,473)	(552,023)

Research and development expenses	(504,509)	(633,442)	(88,425)	(971,809)	(1,217,052)	(169,894)
Impairment of goodwill, intangible assets and other long-lived assets	(36,397)	(28,191)	(3,935)	(36,397)	(28,191)	(3,935)

Total operating expenses	(4,501,931)	(4,640,334)	(647,765)	(8,612,163)	(8,870,661)	(1,238,296)

Income from operations	2,015,119	1,059,456	147,893	2,026,973	1,650,021	230,335